EXHIBIT (a)(5)(iv)

For Immediate Release

Contact:	Jennifer Glass
Oracle Corp.
(650) 633-6192
jennifer.glass@oracle.com

PEOPLESOFT WITHDRAWS PLANNED COURT ACTION

REDWOOD SHORES, Calif., June 10, 2003—Oracle Corporation (Nasdaq: ORCL) said it has been notified by PeopleSoft, Inc. (Nasdaq: PSFT) that, contrary to prior notice from PeopleSoft’s counsel, PeopleSoft decided not to commence litigation against Oracle on June 9 and cancelled its plan to appear in court today. Counsel for PeopleSoft had earlier advised Oracle of their intention to file a complaint in Alameda County Superior Court and to seek a temporary restraining order and expedited discovery from that court.

“We are hopeful that this apparent change in course indicates that the PeopleSoft Board will be willing to meet with us to discuss our offer,” said Oracle Executive Vice President Safra Catz. “We have made an all-cash, fully financed offer to the PeopleSoft shareholders. We believe that the PeopleSoft Board can best serve those shareholders by recommending acceptance of our offer.”

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003. Stockholders should read the Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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